Exhibit 99.(a).14

JOHN HANCOCK INVESTMENT TRUST

Termination of Series

John Hancock Small Cap Intrinsic Value Fund, a series

of John Hancock Investment Trust

It is hereby stated that:

1.	This document relates to a business trust created by a Declaration of Trust, which was filed with the Secretary of The Commonwealth of Massachusetts on December 21, 1984 under the name Commerce Income Shares.

2.	The present name of the business trust is John Hancock Investment Trust (the “Trust”), operating pursuant to an Amended and Restated Declaration of Trust dated March 8, 2005, as amended or restated from time to time (the “Declaration of Trust”).

3.	The Trustees of the Trust, acting pursuant to Article VIII of the Declaration of Trust, have voted to terminate a series, John Hancock Small Cap Intrinsic Value Fund (the “Fund”).

4.	The following is a true copy of the relevant resolutions unanimously adopted by the Board of Trustees of the Trust at a meeting on December 16-18, 2013 to terminate the Fund, and that such resolutions (which also apply to other John Hancock business trusts, certain of their shares, and related Declarations of Trusts) have not been revoked, revised or amended and are in full force and effect:

FURTHER RESOLVED, that each Fund be liquidated effective March 28, 2014, or such other date or dates as the officers of the Trusts may determine in their sole discretion (the actual date of such liquidation the “Liquidation Date”), and that written notification of the terms of such liquidation be sent to shareholders of each Fund pursuant to Article VIII of each Trust’s Amended and Restated Declaration of Trust;

FURTHER RESOLVED, that the proper officers of the Trusts be, and they are, and each of them acting singly is, authorized in the name and on behalf of each Fund to submit such filings as may be required in connection with the Plans to the Securities and Exchange Commission, the Internal Revenue Service, The Commonwealth of Massachusetts, and any other filings with any other federal or state government agency as such person deems necessary or appropriate to carry out the liquidation and abolishment of each Fund; and

FURTHER RESOLVED, that in connection with the foregoing resolutions, the proper officers of the Trusts be, and they are, and each of them acting singly is, authorized to enter into, amend or terminate any agreements, accounts, registration of shares, fidelity bonds, service and other arrangements, and execute all such instruments and documents, make all such payments and do all such acts and things as in their opinion or in the opinion of any of them be necessary, desirable or appropriate in order to carry out the intent and purpose of the foregoing votes and the matters contemplated therein.

5.	The Fund is terminated effective as of June 25, 2014.

IN WITNESS WHEREOF, I have affixed my signature as of the 25th of June, 2014.

JOHN HANCOCK INVESTMENT TRUST

By:	/s/ Nicholas J. Kolokithas
Name:	Nicholas J. Kolokithas
Title:	Assistant Secretary